UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor, PA  19087

LNC Employees’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2015 and 2014, and For the

Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNC Employees’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNC Employees’ 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at year end) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of LNC Employees’ 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 22, 2016

LNC Employees’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2015	2014
Assets
Investments:
Investments at fair value	$1,179,325,252	$1,172,490,775
LNL investment contract at contract value	306,373,115	283,645,614
Total investments	1,485,698,367	1,456,136,389

Notes receivable from participants	33,601,261	30,995,710
Net assets available for benefits	$1,519,299,628	$1,487,132,099

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2015
Additions
Net investment income (loss):
Net depreciation of investments	$(42,723,781)
Interest and dividends	23,972,366
Total net investment income (loss)	(18,751,415)

Interest income on notes receivable from participants	1,344,798

Contributions:
Employer	80,134,209
Participant	59,368,681
Rollover	18,851,467
Total contributions	158,354,357
Total additions	140,947,740

Deductions
Benefits paid to participants	106,237,522
Administrative expenses	177,868
Total deductions	106,415,390

Net increase before transfer of assets	34,532,350
Transfer to affiliated plans	(2,364,821)
Net increase	32,167,529

Net assets available for benefits
Beginning-of-year	1,487,132,099
End-of-year	$1,519,299,628

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (the “Plan”) is a summary only and, a detailed Plan document can be obtained from Lincoln National Corporation (“LNC” or the “Employer”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations as determined by the Internal Revenue Service (“IRS”).  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.  A participant may elect to not participate in the Plan or change the pre-tax contribution rate from 6%.  A participant may also elect to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the IRS and ERISA.

Employer contributions are made to the Plan.  The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.  The “core” Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.  In addition, certain eligible employees are qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which will continue for a period of 10 years beginning on January 1, 2008.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for legacy Jefferson-Pilot employees.  Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.  A participant cannot grow into transition Employer contributions.  Transition Employer contributions will cease on December 31, 2017.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.    The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by The Lincoln National Life Insurance Company (“LNL”), and LNC common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, equities, or certain fixed-income securities.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Employer contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions and earnings thereon are fully vested at all times.  Participants eligible for the core Employer contributions are fully vested after two years of service.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan.  During the year ended December 31,

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

2015, forfeitures of $1,255,817 were used to reduce Employer contributions.  At December 31, 2015 and 2014, unallocated forfeitures were $40,419 and $758,455, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.25% to 10.75% with maturities through 2035 as of December 31, 2015.

Benefit Payments

Upon termination of service, including termination due to disability or retirement, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Adoption of New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (“NAV”) within the fair value hierarchy table.  Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits.  The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and has applied ASU 2015-07 retrospectively, as required.  The adoption has been reflected in Note 3.  The adoption had no impact on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits as of December 31, 2015 and 2014.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965):  (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans.  Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets.  Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type.  Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end.  The Plan elected to early adopt ASU 2015-12 Parts I and

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

II as of December 31, 2015, and has applied the provisions retrospectively, as required.  Part III of the ASU is not applicable to the Plan.

Certain prior year amounts have been retrospectively adjusted as a result of adopting ASU 2015-07 and Parts I and II of ASU 2015-12.

Investments Valuation and Income Recognition

The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or Employer, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.  Actual results may differ from those estimates.

3.   Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), which are carried at fair value on a recurring basis in the financial statements.  ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation.  Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The three levels are defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the fair value hierarchy:

Mutual Funds

Mutual funds are public investment vehicles valued using the NAV provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.

LNC Common Stock

LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

Collective Investment Trusts

Collective investment trusts are public investment vehicles, valued using the NAV provided by the administrator of the trust, that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

Brokerage Account

The brokerage account consists primarily of common stock, mutual funds and cash and invested cash, which are valued similar to the respective valuation methodologies as previously disclosed.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2015 and 2014.  There were no transfers between Level 1, Level 2 or Level 3 for the years ended December 31, 2015 and 2014.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.  We noted no changes in valuation methodologies during the years ended December 31, 2015 and 2014.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2015
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds	$188,296,692	$-	$-	$188,296,692
LNC common stock	134,668,863	-	-	134,668,863
Cash and invested cash	-	3,762,217	-	3,762,217
Brokerage account	31,882,612	6,563,969	-	38,446,581
Total investments in the fair value hierarchy	354,848,167	10,326,186	-	365,174,353
Collective investment trusts at NAV				814,150,899
Total investments at fair value				1,179,325,252
LNL investment contract at contract value				306,373,115
Total investments				$1,485,698,367

	As of December 31, 2014
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds	$189,551,121	$-	$-	$189,551,121
LNC common stock	160,870,807	-	-	160,870,807
Cash and invested cash	-	5,373,707	-	5,373,707
Brokerage account	26566703	8106593	-	34673296
Total investments in the fair value hierarchy	376,988,631	13,480,300	-	390,468,931
Collective investment trusts at NAV				782,021,844
Total investments at fair value				1,172,490,775
LNL investment contract at contract value				283,645,614
Total investments				$1,456,136,389

4.   LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits.  Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.  Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.   Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.  There is no event that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

5.   Income Tax Status

The Plan received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2015, there were no uncertain tax positions taken or expected to be taken.    The Plan recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6.   Party-in-Interest Transactions

Effective April 1, 2015, the Plan changed the trustee to Lincoln Financial Group Trust Company (“LFGTC”).  The Plan’s investments represent funds invested in, or maintained by, LFGTC, Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  LFGTC is the Plan’s Trustee, LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNC.

7.   Concentrations of Credit Risks

As of December 31, 2015, the Plan had investments in LNC common stock and the LNL investment contract of $134,668,863  (9% of net assets) and $306,373,115 (20% of net assets), respectively.  As of December 31, 2014, the Plan had investments in LNC common stock and the LNL investment contract of $160,870,807 (11% of net assets) and $283,645,614 (19% of net assets), respectively.  LNC and LNL operate predominately in the insurance and retirement businesses.

8.   Related Party Transactions

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  Total interest and dividends from the LNL investment contract was $8,710,881 for the year ended December 31, 2015.

At December 31, 2015, LFGTC held approximately 3,370,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 80% was allocable to the Plan.  At December 31, 2014, Wilmington Trust held approximately 3,489,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 80% was allocable to the Plan.  For the year ended December 31, 2015, dividend income in the LNC Stock Fund was approximately $2,764,000, of which approximately 80% was allocable to the Plan.

9.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

10.  Subsequent Events

The Plan Administrator has evaluated subsequent events through June 22, 2016, the date the financial statements were available to be issued.    The Plan Administrator is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Supplemental Schedule

LNC Employees' 401(k) Savings Plan
Plan Number: 009
EIN: 35-1140070
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,	Cost	Current
	Lessor or Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$124,374,195
	Dodge & Cox	International Stock Fund		63,922,497
	Total mutual funds			188,296,692

	Collective investment trusts:
	Boston Company Asset Management, LLC	Small-Mid Cap Value Fund		12,469,880
	Delaware Foundation	Large Cap Value Trust		71,601,583
	Delaware Foundation	Small-Mid Cap Growth Trust		57,341,260
	Delaware Foundation	Large Cap Growth Trust		53,701,168
	Delaware Foundation	Diversified Income Trust		63,359,960
	MFS	International Growth Fund		48,676,463
	PIMCO	Diversified Real Asset Fund		7,143,910
	State Street Global Advisors Ltd.	Target Retirement Income Fund		6,912,096
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		23,315,876
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		46,313,146
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		64,330,003
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		66,865,903
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		63,650,968
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		48,100,870
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		40,512,584
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		27,493,122
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		10,873,382
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund		491,734
	State Street Global Advisors Ltd.	International Equity Fund		8,093,874
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		39,354,429
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		47,062,659
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		6,486,029
	Total collective investment trusts			814,150,899

*	LNC	Common stock		134,668,863

*	LNL	Investment contract - at contract value		306,373,115

*	Wilmington Trust	Cash and invested cash		3,762,217

*	TD Ameritrade	Brokerage account		38,446,581

*	Participant loans	Maturing through December 2035, interest rates
		ranging from 4.25% to 10.75%		33,601,261
				$1,519,299,628

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     LNC Employees’ 401(k) Savings Plan

     By:  /s/ George A. Murphy

Date:  June 22, 2016      George A. Murphy, Chair, Lincoln National Corporation

     Benefits Committee